Exhibit I

News Release

For Immediate Release

IPSCO’S PRODUCTION FLEXIBILITY MINIMIZES IMPACT OF MONTPELIER OUTAGE

[Lisle, Illinois] [May 5, 2005] -- IPSCO Inc. (NYSE/TSX: IPS) announced today its Montpelier, Iowa Steelworks experienced an electrical short in a motor located in the rolling mill that will result in a maintenance outage expected to last 6 days. Consequently, the Company will experience higher maintenance costs, decreased production, and reduced commercial volumes, which is estimated to result in a decrease in earnings of $0.05 per diluted share for the quarter.

The Company has taken a number of actions that should mitigate the cost of the outage. It is expected the impact on sales volumes will be moderated, as slab production will replace higher value products while the rolling mill is down. Due to the similar production capabilities in IPSCO’s three steelmaking facilities, the Company also believes that customer orders will not be disrupted.

“We are fully capable of shifting production utilizing our other facilities and will dip into inventories to meet our customers needs during this outage,” said David Sutherland, CEO and President of IPSCO. “While we never like to experience these issues, our footprint is designed to be flexible to adapt to such challenges as can be seen by the minimal expected impact on customers and earnings with this outage,” he said.

IPSCO, traded as “IPS” on both the New York Stock Exchange and Toronto Stock Exchange, operates steel mills at three locations and pipe mills at six locations in the United States and Canada. As a low cost North American steel producer, IPSCO has a combined annual steel making capacity of 3,500,000 tons. The Company's tubular facilities produce a wide range of tubular products including line pipe, oil and gas well casing and tubing, standard pipe and hollow structurals. Steel can also be further processed at IPSCO's five temper leveling and coil processing facilities.

For further information on IPSCO, please visit the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch, drilling rig availability, demand for oil and gas, supply, demand and price for scrap metal and other raw materials, supply, demand and price for electricity and natural gas, demand and prices for products produced by the Company, general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO's regulatory filings with the Securities and Exchange Commission and Canadian securities regulators, including those in IPSCO's Annual Report for 2004, its MD&A, particularly as discussed under the heading "Business Risks and Uncertainties", and its Form 40-F.

Company Contact:
Vicki Avril, Senior Vice President and Chief Financial Officer
Tel. 630-810-4769

Release #05-20

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